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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.______________)*

                           TEXAS VANGUARD OIL COMPANY
                           --------------------------
                                (name of issuer)

                                  COMMON STOCK
                                  ------------
                         (title of class of securities)

                                    882853203
                                    ---------
                                 (CUSIP number)

                              I. WISTAR MORRIS, III
                        C/O BOENNING & SCATTERGOOD, INC.
                            4 TOWER BRIDGE, SUITE 300
                              200 BARR HARBOR DRIVE
                           WEST CONSHOHOCKEN, PA 19428
                                  610-832-5272
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 15, 2005
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (9-88) 1 of 4

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 882853203                                       PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Name of reporting person                              I. Wistar Morris, III
   S.S. or IRS Identification No. of above person        SS # ###-##-####
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group*            (a) [_]
                                                                 (b) [_]
                                       N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4.  Source of Funds*    PF
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.  Citizenship of Place of Organization          Pennsylvania, U.S.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF                  7.  Sole Voting Power              43,267
SHARES
BENEFICIALLY               8.  Shared Voting Power             3,000
OWNED BY
EACH                       9.  Sole Dispositive Power         46,367
REPORTING
PERSON                     10.  Shared Dispositive Power      21,384
WITH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      64,651
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12. Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*   [_]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13. Percent of Class Represented By Amount In Row 11              4.56%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14. Type of reporting Person*                      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (9-88) 2 of 7

                                                               Page 3 of 4 pages

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                           TEXAS VANGUARD OIL COMPANY


ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of Texas Vanguard Oil Company, (The "Company"). The Company's principal offices are located at 9811 Anderson Mill Road, Suite 202, Austin, Texas 78750.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning & Scattergood, Inc. 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania 19428. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 64,651 shares beneficially owned by Morris individually, through his immediate family and as co-trustee for a foundation. Of the 64,651 shares beneficially owned by Morris individually, through his immediate family, and as co-trustee for a foundation, 23,190 shares are held in nominee's name for his benefit:
         20,077 shares are held in his name: 18,384 shares are held in nominee's name for the benefit of his wife and 3,000 shares are held in nominee's name for a foundation in which he is co-trustee. The stock beneficially owned by Morris individually, through his immediate family and for the foundation was purchased with personal funds beginning in 1997 with the last sale taking place on June 15, 2005.

                                                               Page 4 of 4 pages

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the sale of the stock beneficially owned by the reporting person, his immediate family and the foundation is to raise cash.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional sales may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
        --------------------------------------

(a) Morris individually, through his immediate family and the foundation beneficially owns 64,651 shares of common stock of the Company, which based on the Company's 10-Q report for the quarter ended March 31, 2005, represents approximately 4.56% of the outstanding stock as of March 31, 2005 10-Q report.

(b) Morris has the sole voting power over 43,267 and the sole dispositive power over 46,367 shares held for his benefit in nominee name and shares registered in his name. He has no voting power but he has shared dispositive power with respect to the 21,384 shares held by his wife, in nominee name for her benefit.

(c) The date on which the reporting person ceased to be a beneficial owner of more than 5% of Texas Vanguard Oil Company was June 15, 2005.

                 TVOC TRANSACTION SUMMARY
                            4-15-05 To 06-15-05


                 Trade              Settle                           Avg.
B/S              Date               Date              Quantity       Price
==========================================================================
I. Wistar Morris, III
sl               6/15/2005          6/20/2005            2,300      7.382
Martha H. Morris IRA
sl               4/21/2005          4/26/2005              900      3.96
sl               4/25/2005          4/28/2005            1,000      3.93
sl               4/27/2005          5/2/2005               500      3.93
sl               6/1/2005           6/6/2005             1,000      4.33
sl               6/2/2005           6/7/2005             2,500      4.50
sl               6/6/2005           6/7/2005             1,500      4.49
sl               6/10/2005          6/15/2005            2,500      4.52
sl               6/13/2005          6/16/2005            2,000      4.66
sl               6/14/2005          6/17/2005              500      4.95
sl               6/15/2005          6/20/2005            9,500      5.48


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP
         ------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------
         None.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 16, 2005


__________________________________
I. Wistar Morris, III



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